UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of     October                 , 2006.

Group Simec, Inc.
(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐	No ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: October 30, 2006.	By: /s/ Luis García Limón

Name: Luis García Limón Title: Chief Executive Officer

PRESS RELEASE

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST NINE MONTHS OF 2006

GUADALAJARA, MEXICO, October 27, 2006- Grupo Simec, S.A.B. de C.V. (AMEX-SIM) (“Simec”) announced today its results of operations for the nine-month period ended September 30, 2006. Net sales increased 113% to Ps. 17,688 million in the first nine months of 2006 (including Ps. 11,942 million generated by the newly acquired plants of PAV Republic, Inc. “Republic”), compared to Ps. 8,315 million in the same period of 2005, (including Ps. 2,943 million generated by the newly acquired plants of Republic). On July 22, 2005, Simec and its parent company Industrias CH, S.A. de C.V. (“ICH”) acquired 100% of Republic’s stock. Simec, ICH’s largest subsidiary, acquired 50.2% of Republic’s stock, and ICH purchased the remaining 49.8%. Simec recorded net income of Ps. 1,902 million in the first nine months of 2006, versus net income of Ps. 1,016 million in the first nine months of 2005.

Simec sold 2,049,646 metric tons of steel products during the nine-month period ended September 30, 2006 (including 1,258,429 metric tons sold by the newly acquired plants of Republic), an increase of 84% as compared to 1,115,054 metric tons in the same period of 2005 (including 308,719 metric tons sold by newly acquired plants of Republic). Exports (including sales by U.S. subsidiaries) of basic steel products were 1,338,025 metric tons in the nine-month period ended September 30, 2006 (including 1,258,429 metric tons sold by the newly acquired plants of Republic), versus 418,380 metric tons in the same period of 2005 (including 308,719 metric tons sold by newly acquired plants of Republic). Additionally, Simec sold 1,388 metric tons of billet in the nine-month period ended September 30, 2006, as compared to 13,305 metric tons of billet in the same period of 2005. Prices of finished products sold in the nine-month period ended September 30, 2006, increased 17% in real terms versus the same period of 2005.

Simec´s direct cost of sales increased 128% to Ps. 14,276 million in the nine-month period ended September 30, 2006 (including Ps. 10,731 million relating to the newly acquired plants of Republic), compared to Ps. 6,259 million in the same period of 2005 (including Ps. 2,726 million relating to the newly acquired plants of Republic). The average cost of raw materials increased 25% in real terms in the nine-month period ended September 30, 2006, versus the same period of 2005, primarily relating to the newly acquired plants of Republic.

Indirect manufacturing, selling, general and administrative expenses (including depreciation) were Ps. 985 million in the nine-month period ending September 30, 2006 (including Ps. 439 million relating to the newly acquired plants of Republic), compared to Ps. 690 million in the same period of 2005 (including Ps. 120 million relating to the newly acquired plants of Republic).

Simec's operating income increased 78% to Ps. 2,427 million during the first nine months of 2006 (including Ps. 771 million relating to the newly acquired plants of Republic), from Ps. 1,366 million in the first nine months of 2005 (including Ps. 97 million relating to the newly acquired plants of Republic). Operating income was 14% of net sales in the first nine months of 2006, compared to 16% of net sales in the first nine months of 2005.

Simec recorded financial income of Ps. 8 million in the nine-month period ended September 30, 2006, compared to financial expense of Ps. 89 million in the same period of 2005.

Simec recorded other income, net, from other financial operations of Ps. 27 million in the nine-month period ended September 30, 2006, compared to other income, net, of Ps. 16 million in the same period of 2005. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 307 million in the nine-month period ended September 30, 2006, versus a provision of Ps. 249 million in the same period of 2005.

All figures have been prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at September 30, 2006.

About Simec

Simec is a Mexico-based mini-mill steel producer and manufactures a broad range of non-flat structural steel products and is the largest producer of special bar quality (SBQ) steel in North America and, through Republic, is the leading producer of SBQ steel in the United States.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Simec’s current expectations and involve risks and uncertainties that could cause Simec’s actual results to differ materially from those set forth in the statements. There can be no assurance that such expectations will prove to be correct. Actual results may differ materially from those expressed or implied in the forward-looking statements. Factors that could cause Simec’s results to differ materially from current expectations include, but are not limited to: factors relating to the steel industry; Simec’s ability to operate at high capacity levels; the costs of compliance with U.S. and Mexican environmental laws; the integration of recently acquired plants and operations; future capital expenditures and acquisitions; future devaluations of the peso; the imposition by Mexico of foreign exchange controls and price controls; the influence of economic and market conditions in other countries on Mexican securities; and other factors detailed in Simec’s annual report on SEC Form 20-F and other periodic reports filed with the SEC in the United States or with the CNBV in Mexico. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may differ. The inclusion of any projections herein should not be regarded as a representation by Simec that the projections will prove to be correct. We undertake no obligation to release any revisions to any forward-looking statements.

For more information, please contact:                                                          José Flores Flores
Grupo Simec, S.A.B. de C.V.
Calzada Lazaro Cardenas 601
44440 Guadalajara, Jalisco, México
52 33 1057 5734

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2006 AND 2005
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	17,007,148	100	15,310,418	100

s02	CURRENT ASSETS	9,138,060	54	7,377,490	48
s03	CASH AND SHORT-TERM INVESTMENTS	1,648,802	10	564,922	4
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	2,425,949	14	2,785,053	18
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	247,733	1	52,317	0
s06	INVENTORIES	4,388,239	26	3,779,049	25
s07	OTHER CURRENT ASSETS	427,337	3	196,149	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	7,366,062	43	7,128,561	47
s13	LAND AND BUILDINGS	2,471,976	15	2,430,251	16
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	7,450,545	44	6,614,632	43
s15	OTHER EQUIPMENT	188,435	1	162,436	1
s16	ACCUMULATED DEPRECIATION	2,916,317	17	2,444,314	16
s17	CONSTRUCTION IN PROGRESS	171,423	1	365,556	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	497,165	3	801,733	5
s19	OTHER ASSETS	5,861	0	2,634	0

s20	TOTAL LIABILITIES	4,909,193	100	5,027,522	100

s21	CURRENT LIABILITIES	2,708,158	55	2,328,188	46
s22	SUPPLIERS	1,708,665	35	1,369,966	27
s23	BANK LOANS	0	0	18,352	0
s24	STOCK MARKET LOANS	3,327	0	3,411	0
s25	TAXES PAYABLE	272,755	6	217,047	4
s26	OTHER CURRENT LIABILITIES	723,411	15	719,412	14
s27	LONG-TERM LIABILITIES	178,463	4	725,646	14
s28	BANK LOANS	0	0	725,646	14
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	178,463	4	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON-CURRENT LIABILITIES	2,022,572	41	1,973,688	39

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	12,097,955	100	10,282,896	100

s34	MINORITY INTEREST	2,240,566	19	1,290,718	13
s35	MAJORITY INTEREST	9,857,389	81	8,992,178	87
s36	CONTRIBUTED CAPITAL	4,523,828	37	5,583,672	54
S79	CAPITAL STOCK	3,575,911	30	3,539,184	34
s39	PREMIUM ON ISSUANCE OF SHARES	947,917	8	860,273	8
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	1,184,215	12
s41	EARNED CAPITAL	5,333,561	44	3,408,506	33
s42	RETAINED EARNINGS AND CAPITAL RESERVES	6,503,483	54	4,314,617	42
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(1,169,922)	(10)	(906,111)	(9)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	1,648,802	100	564,922	100
s46	CASH	331,455	20	103,130	18
s47	SHORT-TERM INVESTMENTS	1,317,347	80	461,792	82

s07	OTHER CURRENT ASSETS	427,337	100	196,149	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	20,831	5	19,041	10
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	406,506	95	177,108	90

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	497,165	100	801,733	100
s48	DEFERRED EXPENSES	390,480	79	567,287	71
s49	GOODWILL	35,438	7	173,818	22
s51	OTHER	71,247	14	60,628	8

s19	OTHER ASSETS	5,861	100	2,634	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	5,861	100	2,634	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0

s21	CURRENT LIABILITIES	2,708,158	100	2,328,188	100
s52	FOREIGN CURRENCY LIABILITIES	1,861,675	69	1,448,714	62
s53	MEXICAN PESOS LIABILITIES	846,483	31	879,474	38

s26	OTHER CURRENT LIABILITIES	723,411	100	719,412	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	3,635	1	0	0
s68	PROVISIONS	361,130	50	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	358,646	50	719,412	100

s27	LONG-TERM LIABILITIES	178,463	100	725,646	100
s59	FOREIGN CURRENCY LIABILITIES	178,463	100	725,646	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	2,022,572	100	1,973,688	100
s66	DEFERRED TAXES	1,917,395	95	1,828,453	93
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	16,968	1	10,974	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	88,209	4	134,261	7

s79	CAPITAL STOCK	3,575,911	100	3,539,184	100
s37	CAPITAL STOCK (NOMINAL)	2,048,257	57	2,012,147	57
s69	RESTATEMENT OF CAPITAL STOCK	1,527,654	43	1,527,037	43

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	6,503,483	100	4,314,617	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	89,179	1	89,179	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	4,512,165	69	3,209,123	74
s45	NET INCOME FOR THE YEAR	1,902,139	29	1,016,315	24

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(1,169,922)	100	(906,111)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(278,226)	24	3,238	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	16,173	(1)	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	14,338	(1)	12,858	(1)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(922,207)	79	(922,207)	102
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
BALANCE SHEETS
OTHER CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

S72	WORKING CAPITAL	6,429,902	5,049,302
S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
S74	EXECUTIVES (*)	54	55
S75	EMPLOYERS (*)	1,135	1,179
S76	WORKERS (*)	3,114	3,199
S77	COMMON SHARES (*)	421,214,706	137,929,599
S78	REPURCHASED SHARES (*)	0	0
S101	RESTRICTED CASH	0	0
S102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
QUARTERLY STATEMENTS OF INCOME
FROM JANUARY 1 TO SEPTEMBER 30 OF 2006 AND 2005
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	17,687,953	100	8,314,963	100
rt02	COST OF SALES	14,276,220	81	6,268,671	75
rt03	GROSS PROFIT	3,411,733	19	2,056,292	25
rt04	OPERATING EXPENSES	984,634	6	689,764	8
rt05	OPERATING INCOME	2,427,099	14	1,366,528	16
rt06	INTEGRAL FINANCING COST	(7,562)	0	88,699	1
rt07	INCOME AFTER INTEGRAL FINANCING COST	2,434,661	14	1,277,829	15
rt08	OTHER EXPENSE AND INCOME (NET)	(27,099)	0	(15,725)	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	2,461,760	14	1,293,554	16
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	306,750	2	248,866	3
rt11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	2,155,010	12	1,044,688	13
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS	2,155,010	12	1,044,688	13
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,155,010	12	1,044,688	13
rt16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,155,010	12	1,044,688	13
rt19	NET INCOME OF MINORITY INTEREST	252,871	1	28,373	0
rt20	NET INCOME OF MAJORITY INTEREST	1,902,139	11	1,016,315	12

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	17,687,953	100	8,314,963	100
rt21	DOMESTIC	5,216,549	29	4,708,391	57
rt22	FOREIGN	12,471,404	71	3,606,572	43
rt23	TRANSLATED INTO DOLLARS (***)	1,117,803		318,948

rt06	INTEGRAL FINANCING COST	(7,562)	100	88,699	100
rt24	INTEREST EXPENSE	8,906	(118)	16,660	19
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI’S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	37,313	(493)	18,294	21
rt46	OTHER FINANCIAL INCOME	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	14,172	(187)	71,813	81
rt28	RESULT FROM MONETARY POSITION	6,673	(88)	18,520	21

rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	306,750	100	248,866	100
rt32	INCOME TAX	268,130	87	404,038	162
rt33	DEFERRED INCOME TAX	38,620	13	(155,172)	(62)
rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

r36	TOTAL SALES	18,253,617	8,803,276
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	22,573,344	10,161,230
r39	OPERATION INCOME (**)	2,666,558	1,914,768
r40	NET INCOME OF MAJORITY INTEREST (**)	2,188,776	1,329,765
r41	NET CONSOLIDATED INCOME (**)	2,431,079	1,358,138
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	314,066	227,072

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
STATEMENTS OF INCOME
FROM JULY 1 TO SEPTEMBER 30 OF 2006 AND 2005
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	5,653,640	100	4,677,368	100
r02	COST OF SALES	4,491,380	79	3,890,371	83
r03	GROSS PROFIT	1,162,260	21	786,997	17
r04	OPERATING EXPENSES	322,591	6	308,381	7
r05	OPERATING INCOME	839,669	15	478,616	10
r06	INTEGRAL FINANCING COST	17,820	0	52,994	1
r07	INCOME AFTER INTEGRAL FINANCING COST	821,849	15	425,622	9
r08	OTHER EXPENSE AND INCOME (NET)	57,057	1	(7,954)	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	764,792	14	433,576	9
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	47,269	1	940	0
r11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	717,523	13	432,636	9
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS	717,523	13	432,636	9
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	717,523	13	432,636	9
r16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	717,523	13	432,636	9
r19	NET INCOME OF MINORITY INTEREST	76,881	1	28,373	1
r20	NET INCOME OF MAJORITY INTEREST	640,642	11	404,263	9

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	5,653,640	100	4,677,368	100
r21	DOMESTIC	1,969,919	35	1,527,291	33
r22	FOREIGN	3,683,721	65	3,150,077	67
r23	TRANSLATED INTO DOLLARS (***)	359,005	6	279,593	6

r06	INTEGRAL FINANCING COST	17,820	100	52,994	100
r24	INTEREST EXPENSE	3,404	19	13,889	26
r42	LOSS (GAIN) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	16,661	93	6,915	13
r46	OTHER FINANCIAL INCOME	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	33,072	186	35,239	66
r28	RESULT FROM MONETARY POSITION	(1,995)	(11)	10,781	20

r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	47,269	100	940	100
r32	INCOME TAX	(22,307)	(47)	89,633	9535
r33	DEFERRED INCOME TAX	69,576	147	(88,693)	(9435)
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		AMOUNT	AMOUNT

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	119,832	93,736

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO SEPTEMBER 30 OF 2006 AND 2005
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

c01	CONSOLIDATED NET INCOME	2,155,010	1,044,688
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	353,618	71,900
c03	RESOURCES FROM NET INCOME FOR THE YEAR	2,508,628	1,116,588
c04	RESOURCES PROVIDED OR USES IN OPERATION	(709,451)	(2,872,825)
c05	RESOURCES PROVIDED BY (USED FOR) IN OPERATING ACTIVITIES	1,799,117	(1,756,237)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(238,254)	1,851,935
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	124,371	1,184,215
c08	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(113,883)	3,036,150
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(249,695)	(1,251,248)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,435,599	28,665
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	213,203	536,257
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,648,802	564,922

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	353,618	71,900
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	314,066	227,072
c41	+ (-) OTHER ITEMS	39,552	(155,172)

c04	RESOURCES PROVIDED OR USED IN OPERATION	(709,451)	(2,872,825)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES	(98,937)	(1,765,212)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(661,548)	(2,582,747)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	(41,416)	(34,197)
c21	+ (-) DECREASE (INCREASE) IN SUPPLIERS	271,322	746,453
c22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	(178,872)	762,878

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(238,254)	1,851,935
c23	+ BANK FINANCING	0	742,684
c24	+ STOCK MARKET FINANCING	(8)	0
c25	+ DIVIDEND RECEIVED	0	0
c26	OTHER FINANCING	178,463	1,270,257
c27	BANK FINANCING AMORTIZATION	(416,709)	(161,006)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	124,371	1,184,215
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	36,727	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	87,644	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	1,184,215
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(249,695)	(1,251,248)
c34	+ (-) INCREASE (DECREASE) IN PERMANENT STOCK INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(251,022)	(1,436,190)
c36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	1,327	184,942

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
DATA PER SHARE
CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 5.23	$ 9.82
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$ 5.23	$ 9.82
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
d08	CARRYING VALUE PER SHARE	$ 23.40	$ 65.19
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	2.21 times	0.78 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	9.90 times	5.19 times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
RATIOS
CONSOLIDATED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	12.18%	12.56%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	22.20%	14.78%
p03	NET INCOME TO TOTAL ASSETS (**)	14.29%	8.87%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	(0.30)%	(1.77)%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	1.32 times	0.66 times
p07	NET SALES TO FIXED ASSETS (**)	3.06 times	1.42 times
p08	INVENTORIES TURNOVER (**)	4.23 times	1.94 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	32.20 days	78.63 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	19.60%	2.36%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	28.86%	32.83%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.40 times	0.48 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	41.55%	43.24%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	2.42%	10.17%
p15	OPERATING INCOME TO INTEREST PAID	272.52 times	82.02 times
p16	NET SALES TO TOTAL LIABILITIES (**)	4.59 times	2.02 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.37 times	3.16 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.75 times	1.54 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.86 times	1.46 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	60.88%	24.26%

	CASH FLOW
p21	RESOURCES FROM NET INCOME TO NET SALES	14.18%	13.42%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.01)%	(34.55)%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	202.01 times	(105.41) times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	209.20%	60.99%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED (USED FOR) FINANCING	(109.20)%	39.00%
p26	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	100.53%	114.78%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
DIRECTOR REPORT
CONSOLIDATED

MANAGEMENT´S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Nine-Month Period Ended September 30, 2006 compared to Nine-Month Period Ended September 30, 2005

Net Sales
Net sales of Simec increased 113% to Ps. 17,688 million in the nine-month period ended September 30, 2006 (including the net sales generated by the newly acquired plants of Republic of Ps. 11,942 million), compared to Ps. 8,315 million in the same period of 2005 (including the net sales generated by the newly acquired plants of Republic of Ps. 2,943 million). Sales in metric tons of steel products increased 84% to 2,049,646 metric tons in the nine-month period ended September 30, 2006 (including 1,258,429 metric tons generated by the newly acquired plants of Republic) compared to 1,115,054 metric tons in the same period of 2005 (including 308,719 metric tons generated by the newly acquired plants of Republic). Exports (including sales by U.S. subsidiaries) of basic steel products increased 220% to 1,338,025 metric tons in the nine-month period ended September 30, 2006 (including 1,258,429 metric tons generated by the newly acquired plants of Republic) versus 418,380 metric tons in the same period of 2005 (including 308,719 metric tons generated by the newly acquired plants of Republic). Additionally, Simec sold 1,388 metric tons of billet in the nine-month period ended September 30, 2006, compared to 13,305 tons of billet in the same period of 2005. The average price of steel products increased 17% in real terms in the six-month period ended September 30, 2006 versus the same period of 2005.

Direct Cost of Sales
Simec´s direct cost of sales increased 128% to Ps. 14,276 million in the nine-month period ended September 30, 2006 (including Ps. 10,731 million relating to the newly acquired plants of Republic) compared to Ps. 6,259 million in the same period of 2005 (including Ps. 2,726 million relating to the newly acquired plants of Republic). Direct cost of sales as a percentage of net sales was 81% in the nine-month period ended September 30, 2006 compared to 75% in the same period of 2005. The average cost of raw materials used to produce steel products increased 25% in real terms in the nine-month period ended September 30, 2006 versus the same period of 2005, primarily generated by the newly acquired plants of Republic.

Marginal Profit
Simec´s marginal profit increased 66% to Ps. 3,412 million in the nine-month period ended September 30, 2006 (including Ps. 1,211 million relating to the newly acquired plants of Republic) compared to Ps. 2,056 million in the same period of 2005 (including Ps. 217 million relating to the newly acquired plants of Republic). As a percentage of net sales, marginal profit was 19% (7% excluding the marginal profit of Republic) in the nine-month period ended September 30, 2006 compared to 25% (3% excluding the marginal profit of Republic) in the same period of 2005.

Indirect Manufacturing, Selling, General and Administrative Expenses
Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 43% to Ps. 985 million in the nine-month period ended September 30, 2006 (including Ps. 439 million relating to the newly acquired plants of Republic) from Ps. 690 million in the same period of 2005 (including Ps. 120 million relating to the newly acquired plants of Republic). Depreciation and amortization expense, in the nine-month period ended September 30, 2006 increased to Ps. 314 million (including Ps. 113 million relating to the newly acquired plants of Republic) compared to Ps. 227 million in the same period of 2005 (including Ps. 29 million relating to the newly acquired plants of Republic).

Operating Income
Simec´s operating income increased 78% to Ps. 2,427 million in the nine-month period ended September 30, 2006 (including Ps. 771 million relating to the newly acquired plants of Republic) compared to Ps. 1,366 million in the same period of 2005 (including Ps. 97 million relating to the newly acquired plants of Republic). As a percentage of net sales, operating income decreased 2 percentage points from 16% in the nine-month period ended September 30, 2005 to 14% in the nine-month period ended September 30, 2006.

Financial Income (Expense)
Simec recorded financial income of Ps. 8 million in the nine-month period ended September 30, 2006 compared to financial expense of Ps. 89 million in the same period of 2005. Simec recorded an exchange loss of approximately Ps. 14 million in the nine-month period ended September 30, 2006 compared to an exchange loss of Ps. 72 million in the same period of 2005, reflecting a 2.2% decrease in the value of the peso versus the dollar in the nine-month period ended September 30, 2006 compared to a 3.7% increase in the value of the peso versus the dollar in the same period of 2005. Net interest income was Ps. 28 million in the nine-month period ended September 30, 2006 versus net interest income of Ps. 1 million in the same period of 2005. Simec recorded a loss from monetary position of Ps. 6 million in the nine-month period ended September 30, 2006 compared to a loss from monetary position of Ps. 18 million in the same period of 2005, reflecting the domestic inflation rate of 2.47% in the nine-month period ended September 30, 2006 as compared to 1.72% in the same period of 2005.

Other Income (Expense), Net
Simec recorded other income, net, of Ps. 27 million in the nine-month period ended September 30, 2006 compared to other income, net, of Ps. 16 million in the same period of 2005.

Income Tax and Employee Profit Sharing
Simec recorded a provision of Ps. 307 million for income tax and employee profit sharing in the nine-month period ended September 30, 2006 (including a decrease in the provision of Ps. 39 million with respect to deferred income tax) compared to a provision of Ps. 249 million in the same period of 2005 (including a decrease in the provision of Ps. 155 million with respect to deferred income tax).

Net Income Before Minority Interest
Simec recorded net income before minority interest of Ps. 2,155 million in the nine-month period ended September 30, 2006 compared to net income before minority interest of Ps. 1,045 million in the same period of 2005.

Minority Interest
Simec recorded minority interest of Ps. 253 million in the nine-month period ended September 30, 2006 versus Ps. 28 million recorded in the same period of 2005. The minority interest reflects the 49.8% interest in Republic held by ICH.

Net Income
As a result of the foregoing Simec recorded net income of Ps. 1,902 million in the nine-month period of 2006 compared to net income of Ps. 1,016 million in the same period of 2005.

Deferred Taxes
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liability resulting from the adoption of this Bulletin was Ps. 1,917 million at September 30, 2006 compared to Ps. 1,828 million at September 30, 2005. The effect on Simec’s consolidated statement of income in the nine-month period ended September 30, 2006 was a increase of Ps. 39 million in the provision for income tax and employee profit sharing compared to a decrease in the provision of Ps. 155 million in the same period of 2005. These provisions do not affect the cash flow of Simec.

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At September 30, 2006 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest at September 30, 2006 was U.S. $329,997 dollars. At December 31, 2005, Simec’s total consolidated debt consisted of U.S. $38 million (Ps. 420 million), of which $33.4 million was debt held by GE Capital, $4.3 million dollars held by the Ohio Department of Development Loan, and U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest at December 31, 2005 was U.S. 309,311 dollars).

On July 22, 2005, Simec and its parent company, Industrias CH, S.A. de C.V. (“ICH”), acquired 100% of the stock of PAV Republic, Inc. (“Republic”). Simec, ICH’s largest subsidiary, acquired 50.2% of Republic’s stock, through its majority owned subsidiary, SimRep Corporation, and ICH purchased the remaining 49.8% through SimRep Corporation.. Simec financed its portion of the U.S. $229 million purchase price principally from a loan it received through ICH that has since been repaid in full. At September 30, 2006, Republic repaid in full its outstanding bank debt, which had maturities through 2009.

Net resources provided by operations were Ps. 1,799 million in the six-month period ended September 30, 2006 versus Ps. 1,756 million of net resources provided by operations in the same period of 2005. Net resources used by financing activities were Ps. 114 million in the nine-month period ended September 30, 2006 (which amount includes the prepayment of Ps. 417 million (U.S. $37.7 million) of Republic’s bank debt and a capital contribution of certain minority shareholders of Simec of Ps. 124 million) versus Ps. 3,036 million of net resources used by financing activities in the same period of 2005. Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities and Proceeds from insurance claim) were Ps. 250 million in the nine-month period ended September 30, 2006 versus net resources used in investing activities of Ps. 1,251 million in the same period of 2005.

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
FINANCIAL STATEMENT NOTES
    CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:
Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

° Compañía Siderúrgica de California, S.A. de C.V.
° Industrias del Acero y del Alambre, S.A. de C.V.
° Pacific Steel Inc.
° SimRep Corporation and PAV Republic and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Derivative financial instruments-- The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. The Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders’ equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of June 30, 2006 are as follows:

Years
Buildings...…........................................................................15 to 50
Machinery and equipment .................................................10 to 40
Buildings and improvements (Republic)………..……… 10 to 25
Land improvements (Republic)……………..…………….. 5 to 25
Machinery and equipment (Republic)……..……………   5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

l. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the subsidiaries abroad, SimRep and subsidiaries, Pacific Steel and Undershaft Investment, were translated into pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

The subsidiary SimRep was considered as a foreign entity for translation purposes; therefore the financial statements as reported by the subsidiary abroad were adjusted to conform with Mexican GAAP, which includes the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, applying inflation adjustment factors derived from the U.S. Consumer Price Index (CPI) published by the U.S. labor department, The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows:

-By applying the prevailing exchange rate at the consolidated balance sheet date for monetary and non-monetary assets and liabilities.
-By applying the prevailing exchange rate for stockholders’ equity accounts, at the time capital contributions were made and earnings were generated.
-By applying the prevailing exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period.
-The related effect of translation is recorded in stockholders’ equity under the caption Equity adjustments for non monetary assets.
-The resulting amounts were restated applying adjustment factors derived from the NCPI, in conformity with Mexican accounting Bulletin B-10.

The subsidiaries Pacific Steel and Undershaft Investment, were considered an “integral part of the operations” of the Company; and the financial statements of such subsidiaries were translated into Mexican pesos as follows:

By applying the prevailing exchange rate at the consolidated balance sheet date for monetary items.
By applying the prevailing exchange rate at the time the non-monetary assets and capital are generated, and the weighted average exchange rate of the period for income statement items.
The related effect of translation is recorded in the statement of operations as part of the caption Comprehensive financing cost.
The resulting amounts were restated applying adjustment factors derived from the Mexican NCPI, in conformity with Mexican accounting Bulletin B-10.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at September 30, 2005 and at September 30, 2006, direct sales to two customers accounted for approximately 10% and 16.6% of the Republic’s sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders’ equity - The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:
At September 30, 2006 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest at June 30, 2006 was U.S. $329,997 dollars. At December 31, 2005, Simec’s total consolidated debt consisted of U.S. $38 million (Ps. 420 million), of which $33.4 million was debt held by GE Capital, $4.3 million dollars held by the Ohio Department of Development Loan, and U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest at December 31, 2005 was U.S. 309,311 dollars).

(3) Commitments and contingent liabilities:
a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 13,311 (U.S. $1,208,398) at September 30, 2006, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,500 per month.

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
RELATIONS OF SHARES INVESTMENTS
CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
SUBSIDIARIES
Cia. Siderúrgica de Guadalajara	Sub-Holding		99.99
Administradora de Cartera de Occidente	Administration of accounts receivable		99.99
Simec International	Production and sales of steel products		99.99
Arrendadora Simec	Production and sales of steel products		100.00
Controladora Simec	Sub-Holding		100.00
Pacific Steel	Scrap purchase		100.00
Cia. Siderúrgica del Pacífico	Rent of land		99.99
Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00
Administradora de Servicios de la Industria Siderúrgica	Administrative services		99.99
Industrias del Acero y del Alambre	Sales of steel products		99.99
Procesadora Mexicali	Scrap purchase		99.99
Servicios Simec	Administrative services		100.00
Sistemas de Transporte de Baja California			100.00
Operadora de Metales	Administrative services		100.00
Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00
SimRep	Sub-Holding		100.00
PAV Republic	Production and sales of steel products		100.00
TOTAL INVESTMENT IN SUBSIDIARIES
ASSOCIATES		0	0.00
TOTAL INVESTMENT IN ASSOCIATES			0.00
OTHER PERMANENT INVESTMENTS			0.00
TOTAL

NOTES

 MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
CREDITS BREAK DOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED

	Amortization	Rate of	Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
Credit Type / Institution	Date	Interest	Time Interval						Time Interval
			Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
			Year	Year	Years	Years	Years	Years or	Year	Year	Years	Years	Years	Years or
								More						More
BANKS
With Warranty			0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE STOCK EXCHANGE
UNSECURED DEBT
Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	3,327	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	3,327	0	0	0	0	0

SUPPLIERS
Various			332,812	0	0	0	0	0	1,375,853	0	0	0	0	0

TOTAL SUPPLIERS			332,812	0	0	0	0	0	1,375,853	0	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS
Various			200,730	0	0	0	0	0	157,916	0	0	0	0	0

TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			200,730	0	0	0	0	0	157,916	0	178,463	0	0	0

TOTAL			533,542	0	0	0	0	0	1,537,096	0	178,463	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at September 30, 2006 was Ps. 11.0152

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

  CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL
FOREIGN CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	305,530	3,365,474	0	0	3,365,474

LIABILITIES POSITION	177,190	2,039,891	22	247	2,040,138
SHORT TERM LIABILITIES POSITION	160,988	1,861,428	22	247	1,861,675
LONG TERM LIABILITIES POSITION	16,202	178,463	0	0	178,463

NET BALANCE	128,340	1,325,583	(22)	(247)	1,325,336

NOTES
THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT JUNE 30, 2006 WAS PS. 11.3973

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
RESULT FROM MONETARY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSET (LIABILITY ) MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT ) AND LOSS

JANUARY	1,913,974	912,170	1,001,804	0.59	5,875
FEBRUARY	1,762,423	862,009	900,414	0.15	1,378
MARCH	1,754,283	844,712	909,571	0.13	1,141
APRIL	1,767,088	1,342,592	424,496	0.15	622
MAY	1,952,871	1,725,270	227,601	(0.45)	(1,013)
JUNE	1,871,618	1,404,694	466,924	0.09	403
JULY	2,043,991	1,124,620	919,371	0.27	2,521
AUGUST	2,417,016	1,239,898	1,177,118	0.51	6,007
SEPTEMBER	2,730,360	1,120,243	1,610,117	1.01	16,254
ACTUALIZATION				0.00	245
CAPITALIZATION				0.00	0
FOREIGN CORPORATION				0.00	(26,760)
OTHER				0.00	0

TOTAL					6,673

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
DEBT INSTRUMENTS

CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more.
B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES
A) Accomplished the actual situation is 3.37 times.
B) Accomplished the actual situation is 0.29
C) Accomplished the actual situation is 307.79

As of September 30, 2006, the remaining balance of the MTNs not exchanged amounts to Ps. 3,327 ($302,000 dollars).

C.P. José Flores Flores
Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	83.33
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	88.50
INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	0
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	93.17
CANTON CASTER FACILITY	PRODUCTION OF BILLET	787	53.30
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,169	96.90
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	838	66.60
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	544	87.80
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	125	74.90
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	71	64.00
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	59	60.60

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
MAIN RAW MATERIALS
CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
SCRAP	VARIOUS	SCRAP	VARIOUS	NO	45.65
ELECTRICITY	C.F.E		AEP, OHIO EDISON	NO	6.58
FERROALLOYS	MINERA AUTLAN	FERROALLOYS	GFM TRADING	YES	14.31
ELECTRODES	UCAR CARBON MEXICANA	ELECTRODES	SGL CARBON GROUP	YES	1.55

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
SELLS DISTRIBUTION BY PRODUCT
CONSOLIDATED

DOMESTIC SELLS

MAIN PRODUCTS	NET SALES		MAIN DESTINATION
	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
STRUCTURAL PROFILES	131	995,961
COMMERCIAL PROFILES	83	568,597
REBAR	182	1,334,805
FLAT BAR	112	750,952
STEEL BARS	203	1,558,218
OTHER	0	7,620
BILLET	1	396
HOT-ROLLED BARS
COLD-FINISHED BARS
SEMI-FINISHED SEAMLESS TUBE ROUNDS
OTHER SEMI-FINISHED TRADE PRODUCTS
T O T A L		5,216,549

FOREIGN SALES		12,471,404
TOTAL		17,687,953

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
SELLS DISTRIBUTION BY PRODUCT
CONSOLIDATED

FOREIGN SELLS

MAIN PRODUCTS	NET SELLS		MAIN
	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
EXPORTS
STRUCTURAL PROFILES	21	142,323
COMMERCIAL PROFILES	16	103,691
REBAR	18	103,355
STEEL BARS	4	24,337
FLAT BAR	20	148,356
BILLET	1	7,345
FOREIGN SUBSIDIARIES
HOT-ROLLED BARS	740	7,542,008
COLD-FINISHED BARS	113	1,565,560
SEMI-FINISHED SEAMLESS TUBE ROUNDS	304	1,998,937
OTHER SEMI-FINISHED TRADE PRODUCTS	102	835,492
T O T A L		12,471,404

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED
INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALIDCOUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B			90,850,050	330,364,656	0	421,214,706	441,786	1,606,471
TOTAL			90,850,050	330,364,656	0	421,214,706	441,786	1,606,471

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION : 421,214,706

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
CONSTRUCTION IN PROGRESS

CONSOLIDATED

THE PROJECTS IN PROGRESS AT SEPTEMBER 30, 2006, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

CASTER PROJECT IN CANTON AND OTHER PROJECTS IN REPUBLIC	64,285
MEXICALI	41,383
VARIOUS PROJECTS IN TLAXCALA	52,968
VARIOUS PROJECTS IN GUADALAJARA AND MEXICALI	12,787
TOTAL INVESTMENT AT SEPTEMBER 30, 2006	171,423

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”.

Pacific Steel and Undershaft investments are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
-	Monetary items at the exchange rate at the balance sheet date.
-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.
-	Income and expense items at an appropriate average exchange rate.
-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

SimRep and subsidiaries are considered to be “foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
-	Monetary and non-monetary items at the exchange rate at the balance sheet date.
-	Income and expense items at the exchange rate at the balance sheet date.
-	The resulting foreign currency translation differences are included in the stockholders’ equity.
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
FINANCIAL STATEMENT NOTES
CONSOLIDATED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
On July 22, 2005, Simec and its parent company, Industrias CH, S.A. de C.V. (“ICH”), acquired 100% of the stock of PAV Republic, Inc. (“Republic”). Simec, ICH’s largest subsidiary, acquired 50.2% of Republic’s stock, through its majority owned subsidiary, SimRep Corporation, and ICH purchased the remaining 49.8% through SimRep Corporation.. Simec financed its portion of the U.S. $229 million purchase price principally from a loan it received through ICH that has since been repaid in full. At June 30, 2006, Republic repaid in full its outstanding bank debt, which had maturities through 2009. Simec began to operate the plants of Republic on July 22, 2005 and, as a result the operation is reflected in Simec’s financial results as of such date.

According with the rules set forth in articles 35 and 81 of the Dispositions of General Character Applicable to Registrants and Other participants of the Mexican Stock Market, the following consolidated earning statements from January 1 to September 30, appears pro forma for Simec for the period 2005, in order to be comparable against January 1 to September 30, 2006.

CONSOLIDATED EARNING STATEMENT
(Thousands of Pesos)
FROM JANUARY 1 TO SEPTEMBER 30 OF 2006
	Simec without Republic	Republic	Consolidated Simec Earning Statement
Steel Sales (Metric Tons)	791,217	1,258,429	2,049,646
Net Sales	5,745,956	11,941,997	17,687,953
Cost of Sales	3,544,816	10,731,404	14,276,220
Gross Income	2,201,140	1,210,593	3,411,733
Operating Expenses	545,502	439,132	984,634
Operating Income	1,655,638	771,461	2,427,099
Total Financing Cost	18,522	(26,084)	(7,562)
Other Financial Operations	(6,941)	(20,158)	(27,099)
Income Taxes	(4,738)	311,488	306,750
Net Income Before Minority Interest	1,648,795	506,215	2,155,010
Minority Interest	0	252,871	252,871
Net Income	1,648,795	253,344	1,902,139

CONSOLIDATED PRO FORMA EARNING STATEMENT
(Thousands of Pesos)
FROM JANUARY 1 TO SEPTEMBER 30 OF 2005

	Simec without Republic	Republic	Consolidated Simec Earning Statement
Steel Sales (Metric Tons)	806,335	1,271,259	2,077,594
Net Sales	5,371,832	12,652,104	18,023,936
Cost of Sales	3,532,826	11,207,833	14,740,659
Gross Income	1,839,006	1,444,271	3,283,277
Operating Expenses	570,052	708,911	1,278,963
Operating Income	1,268,954	735,360	2,004,314
Total Financing Cost	59,885	109,658	169,543
Other Financial Operations	(8,710)	(37,414)	(46,124)
Income Taxes	215,738	240,658	456,396
Net Income Before Minority Interest	1,002,041	422,458	1,424,499
Minority Interest	0	210,299	210,299
Net Income	1,002,041	212,159	1,214,200

The earnings statement Pro forma for the period January 1 to September 30 2005, includes the information of Republic corresponded to the previous owners.

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2006
GRUPO SIMEC, S.A. DE C.V.
CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS THIRD QUARTER REPORT.

ING LUIS GARCIA LIMON	C.P. JOSE FLORES FLORES
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT OCTOBER 27 OF 2006